UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi

135 East 57th Street, 21st Floor

New York, New York 10022

(646) 673-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779L 107

1	Name of reporting person Christopher Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC; PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 367,031
	8	Shared voting power 1,515,544
	9	Sole dispositive power 7,031
	10	Shared dispositive power 1,515,544
11	Aggregate amount beneficially owned by each reporting person 1,882,575
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.07%
14	Type of reporting person IN

CUSIP No. 45779L 107

1	Name of reporting person Stephanie Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,465,144
	9	Sole dispositive power 0
	10	Shared dispositive power 1,465,144
11	Aggregate amount beneficially owned by each reporting person 1,465,144
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.18%
14	Type of reporting person IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed to amend Items 4 and 5 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2009, and amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; and on April 25, 2011 by Amendment No. 3 to Schedule 13D, resulting from the stockholder approval of Amendment No. 1 to the Institutional Financial Markets, Inc. (the “Issuer”) 2010 Long-Term Incentive Plan (the “2010 Plan”) to increase the number of shares of common stock available for issuance under the 2010 Plan at the Issuer’s annual meeting of stockholders held on June 7, 2011, which effectuated the January 27, 2011 grant of 360,000 shares of the Issuer’s common stock, par value $0.001 per share (the “Shares”).

Item 4.	Purpose of Transaction

This Item 4 is being supplemented as follows:

On January 27, 2011, 360,000 restricted Shares (the “Restricted Shares”) were awarded to Christopher Ricciardi based on his performance in 2010. The grant date fair value per share for these Restricted Shares was $5.00. The Restricted Shares were subject to stockholder approval of Amendment No. 1 to the 2010 Plan to increase the number of Shares available for issuance under the 2010 Plan. On June 7, 2011, Amendment No. 1 to the 2010 Plan was approved by the stockholders at the Issuer’s annual meeting of stockholders, thereby effectuating the grant of the Restricted Shares to Mr. Ricciardi.

Under the Amended and Restated Employment Agreement, dated April 19, 2011, by and among Mr. Ricciardi, the Issuer and IFMI, LLC, a subsidiary of the Issuer, Mr. Ricciardi has agreed to forfeit on October 16, 2011 and release any and all claims he may have to the 360,000 shares of restricted stock that were awarded to Mr. Ricciardi on January 27, 2011. In connection with such forfeiture, the Issuer is required to pay to Mr. Ricciardi an amount equal to the number of shares of restricted stock forfeited multiplied by the average closing price as reported by the NYSE Amex of the Issuer’s Shares during the 20 trading days prior to such payment. Mr. Ricciardi is required to execute a general release prior to receiving such payment.

Item 5.	Interest of Security Holders in the Issuer.

(a)–(b) Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of Shares of Common Stock with Sole Voting Power

Christopher Ricciardi—367,031

Stephanie Ricciardi—0

Number of Shares of Common Stock with Sole Dispositive Power

Christopher Ricciardi—7,031

Stephanie Ricciardi—0

Number of Shares of Common Stock with Shared Voting and Dispositive Power

Christopher Ricciardi—1,515,544

Stephanie Ricciardi—1,465,144

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 64,975 Shares held by The Ricciardi Family Foundation, of which Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner. Mr. Ricciardi and Mrs. Ricciardi disclaim any interest in these shares beyond each of their pecuniary interest therein. Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 64,975 Shares held by The Ricciardi Family Foundation as a result of their position on the Board of Directors of the foundation. The Board of Directors of The Ricciardi Family Foundation is comprised of Christopher Ricciardi, Stephanie Ricciardi and Peter Ricciardi. Accordingly, Mr. Ricciardi and Mrs. Ricciardi may be deemed to share voting and/or dispositive power over such shares with each other and Mr. Peter Ricciardi. Mr. Peter Ricciardi, a U.S. citizen, is principal of Quaker Capital and has a business address at 57 Old Post Road, #2, Greenwich, CT 06830. During the last five years, Mr. Peter Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 1,351,721 Shares held jointly by Mr. Ricciardi and Mrs. Ricciardi.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 48,448 Shares held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner.

With respect to Mr. Ricciardi only, his amount includes 50,400 Shares held by IFMI, LLC, a subsidiary of the Issuer (“IFMI, LLC”), of which Mr. Ricciardi may be deemed to be a beneficial owner. Mr. Ricciardi disclaims any interest in the 50,400 these shares beyond his pecuniary interest therein. The Board of Managers of IFMI, LLC is comprised of Mr. Ricciardi, Daniel G. Cohen, and Joseph W. Pooler, Jr. Mr. Ricciardi may be deemed to share voting or dispositive power with Messrs. Cohen and Pooler. Mr. Cohen is a U.S. citizen and is Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Issuer, and the Chairman of the Board of Managers, Chief Investment Officer and Chief Executive Officer of IFMI, LLC, and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Pooler is a U.S. citizen and is Executive Vice President/Chief Financial Officer of the Issuer and IFMI, LLC and has the same business address as Mr. Cohen. During the last five years, Messrs. Cohen and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Aggregate Number of Shares Beneficially Owned

Christopher Ricciardi—1,882,575

Stephanie Ricciardi—1,465,144

Percentage of Class Beneficially Owned

Christopher Ricciardi—13.07%

Stephanie Ricciardi—10.18%

The percentages used herein and elsewhere in this Amendment are based on 14,398,723 Shares outstanding, which represents the number of Shares provided by the Issuer to Mr. Ricciardi and Mrs. Ricciardi for purposes of this Amendment. Pursuant to Section 13(d)(4) of the Act, the calculation of the percentages for Mr. Ricciardi excludes from the denominator the 50,400 Shares held by IFMI, LLC.

(c) Except as set forth in Item 3 above, there have been no transactions by Mr. Ricciardi or Mrs. Ricciardi in Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011

/s/ Christopher Ricciardi
Christopher Ricciardi
/s/ Stephanie Ricciardi
Stephanie Ricciardi